Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2016
	(in thousands)
Earnings:
(Loss) income before income taxes and cumulative effect of accounting change	$53,969	$116,453	$(27,568)	$(10,168)	$(314,019)	$(67,637)
Interest expense	86,192	93,200	93,890	87,236	99,600	25,246
Loss on investment in equity investees in excess of distributed earnings	—	361	958	6,094	7,928	—
Amortization of capitalized interest	170	115	381	422	540	154
Loan cost amortization	523	2,906	2,928	6,122	4,623	1,241
Earnings (loss)	$140,854	$213,035	$70,589	$89,706	$(201,328)	$(40,996)
Fixed Charges:
Interest expense	$86,192	$93,200	$93,890	$87,236	$99,600	$25,246
Capitalized interest	883	2,249	1,131	2,103	2,309	622
Loan cost amortization	523	2,906	2,928	6,122	4,623	1,241
Fixed Charges	$87,598	$98,355	$97,949	$95,461	$106,532	$27,109

Ratio of Earnings to Fixed Charges	1.6	2.2	0.7	0.9	(1.9)	(1.5)
Insufficient Coverage	$—	$—	$27,360	$5,755	$307,860	$68,105